UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934

               (Amendment No. _____________)*

                        Empire of Carolina, Inc.
                         (Name of Issuer)

                               Common
                     (Title of Class of Securities)

                              292007101
                           (CUSIP Number)


Check the following box if a fee is being paid with this statement X. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292007101             13G         Page 2 of 4 Pages

 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Olin Corporation
     13-1872319

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b) X

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Commonwealth of Virginia (USA)

            5  SOLE VOTING POWER

 NUMBER OF         480,000* Shares            *Includes 240,000
               shares acquirable upon exercise of an option.

  SHARES    6  SHARED VOTING POWER
BENEFICIALLY
  OWNED             None

   EACH     7  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON            480,000* Shares            *Includes 240,000
               shares acquirable upon exercise of an option.

   WITH     8  SHARED DISPOSITIVE POWER

                    None

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   480,000 Shares (includes
     240,000 shares acquirable upon exercise of an option)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  10.8%
12   TYPE OF REPORTING PERSON*
                                  CO




                                             Page 3 of 4

Item 1.

(a) Name if Issuer: Empire Of Carolina, Inc.
(b) Address of Issuer's Principal Executive Offices:   5150 Linton Blvd.
                                   Delray Beach, FL  33484

Item 2.

(a) Name of Person Filing:               Olin Corporation
(b) Address of Principal Business: 120 Long Ridge Road
                         Stamford, CT  06904
(c) Citizenship                    Virginia corporation (U.S. A.)
(d) Title of Class of Securities:  Empire of Carolina, Inc.
                         Common Stock
(e) CUSIP Number:        292007101

Item 3. If this statement is filed pursuant to Rule 13d-
1(b), or 13d-2(b), check whether the person filing is a :

Not Applicable.

Item 4. Ownership

(a) Amount Beneficially Owned
    as of Dec. 31, 1994:          480,000 Shares (includes 240,000 shares
                                   which under an option agreement Olin
                                   has the right to acquire)
(b) Percent of Class:              10.8%
(c) Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote:     480,000 shares
                                  (includes 240,000 shares acquirable
                                  upon exercise of an option)
     (ii) shared power to vote or to direct the vote:  None
     (iii) sole power to dispose or to direct the disposition of:
           480,000 shares (includes 240,000 shares acquirable upon exercise of an option)
     (iv) shared power to dispose or to direct the disposition of:
     None

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

Not Applicable.

                                             Page 4 of 4

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the
Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.


                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                January 25, 1995
                                   Date

                              OLIN CORPORATION
                                   Signature

                        By:      J. M. Gaffney

                                 J. M. Gaffney
                                 Senior Vice President



ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)